Advent Software, Inc.
600 Townsend Street
San Francisco, CA 94103

January 12, 2007

VIA OVERNIGHT DELIVERY AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Attention:  Stephen Krikorian

Re:                             Advent Software, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended March 31, 2006
Form 10-Q for the Quarterly Period Ended June 30, 2006
Form 10-Q for the Quarterly Period Ended September 30, 2006
File No. 000-26994

Ladies and Gentlemen:

Advent Software, Inc. (the “Company” or “Advent” or “we”), submits this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated December 21, 2006, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2005 and the Company’s Form 10-Q for the quarterly periods ended March 31, 2006, June 30, 2006 and September 30, 2006.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-K or Forms 10-Q, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 52

1.              We note your prior response to comment 2, which clarifies your revenue recognition policy for Geneva products sold under an Assets Under Administration (“AUA”) model. Your response states, in part, that for term license AUA arrangements you “deem the entire fee for measurement determinable, due and payable upon receipt of the customer’s AUA report which is received quarterly or annually in arrears.” Please clarify how you consider scenario No. 2 of Technical Practice Aid 5100.76 when accounting for term license AUA arrangements. Specifically, please address the following:

•                  Your response indicates that AUA fees are only fixed and determinable at the completion of the measurement period, i.e. when you receive the customer’s AUA report. Clarify, why you are not able to reliably estimate the amount of AUA fees that are earned in a particular period. Please explain whether you have insight into the amount of incremental AUA fees you earned in a particular period prior to receiving the AUA report. In this respect, we note your disclosure on page 28 of your September 30, 2006 Form 10-Q which states, “[you] expect license and development fee revenues to increase in the fourth quarter 2006, due to certain Assets Under Administration (AUA) clients whom [you] assess and bill on an annual basis.” If you are not able to estimate your incremental AUA fees in a particular period, please clarify how you were able to determine that fourth quarter 2006 revenue would increase due to AUA fees that you bill on an annual basis as of September 30, 2006.

Response:

Technical Practice Aid (“TPA”) 5100.76 states that a “usage-based fee should be recognized at the time a reliable estimate can be made of the actual usage that has occurred (estimates may be used, for example, if there is a lag in the reporting of actual usage), provided that collectibility is probable”.

With respect to our AUA arrangements, at the time of entering into an arrangement a customer provides a forecasted AUA value for the end of the first year of their contract.  Based upon this forecasted amount, the entire first year AUA fees are billed at the start of the contract year and recognized ratably each quarter over the first year (such recognition may be subject to delay while Advent completes any related implementation services). The forecasted amount therefore becomes the contractual amount for the first year.

Prior to recognizing any revenue in the second contract year, we wait for the completion of the first contractual measurement period before the actual AUA is communicated to us by the customer.  The first measurement period for actual AUA is the first quarter of the second contract year.  The customer provides a report of the actual AUA and both the minimum and incremental fees earned are billed in arrears of the measurement period.  The total elapsed time between entering into the arrangement and receiving the first AUA report from the customer is approximately 15 months (during which time we receive no AUA information from the customer) and prevents us from making a reliable estimate of the AUA value for the first measurement period.  In addition, we do not take the AUA value from the first measurement period as a basis for estimating AUA levels in subsequent periods because AUA levels may fluctuate significantly as a result of customers moving portfolios onto and off their Advent software application, new investment inflows and redemptions for a portfolio, as well as market fluctuations in asset values.

Our contract states that the quarterly fee for each measurement period shall become due and payable upon the furnishing of the AUA report by the customer.  We have a limited history of dealing with these types of arrangements and we believe it is therefore appropriate to recognize all fees (both minimum and incremental) upon receipt of the customer’s AUA report for each measurement period, as this is the point at which the total fees become fixed or determinable as well as when they are due and payable by the customer.

With regard to our disclosure on page 28 of our September 30, 2006 Form 10-Q, we advise the Staff as follows.  The majority of our AUA arrangements are term license contracts with quarterly measurement periods.  However, some of our earlier AUA arrangements were perpetual license contracts with annual measurement periods, where the AUA fees are billed and recognized annually in arrears upon receipt of the customer’s annual AUA report.  In the fourth quarter of 2006, we had two significant customers (in terms of assets) with perpetual AUA contracts due to provide AUA reports to us.  As a result, when we filed our September 30, 2006 Form 10-Q, we believed these reports would generate significant AUA fees that would be recognized in the fourth quarter.  Although we were unable to reliably estimate the level of AUA pertaining to these two contracts with precision, it was still reasonable to forecast that these additional fees recognized in the fourth quarter would cause our license revenue to increase from the third quarter level, which did not include any AUA fees from these two contracts.

•                  Clarify whether you deem the entire arrangement fee or only AUA incremental fees due and payable upon receipt of the customer’s AUA report. That is, clarify whether you recognize the arrangement fee for the minimum AUA value prior to receipt of the customer’s AUA report.

Response:

As described above, the customer forecasts their AUA level for the first contract year, which is used to determine the AUA fees for that year – no AUA report is necessary. In all subsequent periods we deem the entire arrangement fee due and payable upon receipt of the customer’s AUA report.  We do not recognize the minimum or incremental AUA fees prior to the receipt of the customer’s AUA report.

2.              Your response to prior comment 2 also states you record all incremental revenue generated from AUA fees in your license revenue financial statement caption. Please clarify why you do not allocate this revenue between license and maintenance financial statement captions using your 55%:45% economic value split. Please clarify why you classify the incremental AUA fees differently than the minimum AUA value fees.

Response:

With regards to our response to prior comment 2, we would like to clarify the financial statement classification of incremental revenues generated from AUA arrangements.  As noted above, some of our earlier AUA arrangements were perpetual license contracts.  These contracts generally consisted of license, PCS, and services. We have VSOE for all elements with the exception of the license element, and since the license element is delivered by the time the first incremental AUA fees become due, we believe it is appropriate to continue allocating the incremental fees to license, based upon the residual method of accounting.

With regards to term license AUA arrangements, we responded in error that any incremental AUA is recognized as license revenue — this comment was intended to be specific to perpetual contracts.  We have applied the 55%:45% economic value split for both minimum and incremental AUA fees under term license arrangements for our fiscal year ending December 31, 2006.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 22

3.              We note your response to prior comment 3 with respect to your policy for single-year term license. Clarify why you believe that it is appropriate to establish VSOE of fair value of the single-year term license and undelivered PCS element in this arrangement as if they were one element. Please reference the accounting literature you applied when making this determination. If you conclude that you have not established VSOE of all undelivered elements, tell us how your accounting for this arrangement complies with paragraph 12 of SOP 97-2. In addition, tell us the amount of revenue you recognized in this arrangement prior to completing the professional services and the period(s) that you recognized such revenue.

Response:

Our accounting position for this revenue recognition method is based on the premise that we can establish VSOE of fair value for the combined single year term license and PCS as one element. This concept is referred to as “Group VSOE” and is discussed in the PricewaterhouseCoopers’ Monograph “Software Revenue Recognition” in Chapter 3 paragraph 3.18.  The example deals with a situation where it is possible to establish VSOE of fair value for a combined product offering because the two products in the example are always sold together and can therefore be considered as one element instead of two.  In addition, KPMG’s Software Revenue Recognition Guide, Chapter 3, paragraph 3.037, posits that a software vendor can establish VSOE of fair value for a group of software products for the purpose of allocating revenue to elements in a multiple element arrangement as if the group is a single element.  Finally, Ernst & Young’s Financial Reporting Developments publication, Question 10-5 response states that a software vendor which routinely sells two or more elements together may establish VSOE of fair value for two or more elements (a “combined element”) for purposes of allocating arrangement consideration to elements included in a multiple-element arrangement.  The response actually refers to software bundled with PCS as an example of such a situation.

We believe this accounting approach is appropriate because the term license is never sold without the PCS and PCS (on a term license) is never sold alone. They are always sold together as a bundled offering and should, by analogy to the examples above, be viewed as a “combined element”.

There was no revenue recognized in relation to this arrangement prior to the completion of the professional services.  All revenues related to this arrangement were deferred until a contract cancellation provision lapsed.  The professional services associated with this arrangement were completed prior to the lapsing of the cancellation provision.

Results of Operations for the Three and Nine Months Ended September 30, 2006 and 2005

Net Revenues, page 28

4.              We note your disclosure, “[d]uring the third quarter of 2006, [you]recorded a catch-up adjustment of approximately $529,000 to net revenues related to three term license invoices which were not sent to customers in a timely manner.” Clarify how you determined that it is appropriate to report the correction of this error in the third quarter of 2006. Clarify how you determined that the correction of the error did not have a material impact in the period the error was corrected, i.e. the third quarter of 2006. Please provide your full materiality analysis in accordance with SAB 99, including the impact the correction of the error had on net income in the third quarter of 2006.

Response:

We respectfully inform the Staff that we identified the error during the third quarter of 2006 and we completed a materiality analysis in accordance with SAB 99 at the time the error was identified.  Upon completion of the SAB 99 materiality analysis, management concluded that the error was not material to prior period or current period financial statements. Management presented the analysis to the Audit Committee, together with our legal counsel and independent registered public accountant, and after discussion the Audit Committee and our independent registered public accountant concurred with management’s conclusion to record the adjustment in the third quarter. As noted in the Staff’s comment, we disclosed the impact of the adjustment on our third quarter of 2006 revenues. We are providing you with our SAB 99 analysis from the memorandum documenting our contemporaneous assessment of the materiality of this error on all periods as a supplement to this letter.

* * *

In connection with the Company’s responses, it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct any comments or questions regarding the Company’s responses to the attention of the undersigned at (415) 645-1134. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (415) 556-0626, as well as that of Mr. Mark Bertelsen of Wilson Sonsini Goodrich & Rosati, our external corporate counsel, at (650) 493-6811.  Thank you for your assistance.

Sincerely,

ADVENT SOFTWARE, INC.

/s/ Graham V. Smith

Graham V. Smith
Chief Financial Officer

cc:	Mark A. Bertelsen, Wilson Sonsini Goodrich & Rosati
Danny Wallace, PricewaterhouseCoopers LLP